Pruco Securities, LLC
Statement of Financial Condition
December 31, 2015

(dollars in thousands)

Assets

Cash and cash equivalents	$	28,851
Cash segregated under federal regulations		1,984
Receivable from broker-dealers		2,900
Receivable from affiliates		11,508
Prepaid expenses and other assets		1,849
Federal deferred tax receivable from Parent		1,140
Total assets	$	48,232

Liabilities and Member's Equity

Liabilities

Payable to affiliates	$	20,894
Accounts payable and other accrued liabilities		3,182
Payable to customers		1,757
Federal Income tax payable		408
Total liabilities		26,241

Commitments and contingent liabilities (see Note 7)

Member's equity

Contributed capital		26,500
Accumulated deficit		(4,509)
Total member's equity		21,991
Total liabilities and member's equity	$	48,232

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL